UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2009

Commission File Number: 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing

the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    )

Enclosure:    Statement on the computation of the ratio of earnings to fixed charges for each of the five years ended December 31, 2008. This information shall be deemed to be incorporated by reference in the Registration Statement on Form F-3, File No. 333-156003 filed by France Telecom with the Securities and Exchange Commission on December 8, 2008, and to be a part thereof from the date on which this report is filed, to the extent not otherwise subsequently superseded.

France Telecom

Computation of Ratio of Earnings to Fixed Charges

(in millions of euros, except ratio)

	Year ended
(in accordance with IFRS)	2008	2007	2006	2005	2004

Total Earnings	11,109	11,810	7,475	11,051	9,559
Income from continuing operations before income taxes, minority interests and share in equity affiliates	7,496	8,145	3,713	7,111	5,096

Distributed income of equity investees	0	1	4	113	2

Fixed charges	3,613	3,664	3,758	3,827	4,461

Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	-	-	-	-	-

Total Fixed Charges	3,613	3,664	3,758	3,827	4,461

Interest expensed and capitalized	2,522	2,647	2,874	2,917	3,677

Amortized premiums, discounts and capitalized expenses related to indebtedness	176	184	202	344	203
Estimate of the interest included in rental expense	915	833	682	566	581

RATIO OF EARNINGS TO FIXED CHARGES	3.07	3.22	1.99	2.89	2.14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2009

France Telecom

By:	/s/ Stéphane Pallez

Name:	Stéphane Pallez

Title:	Group Deputy Chief Financial Officer